UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One) X Form 10-KSB Form 20-F Form 11-K Form 10-Q Form N-SAR

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For Period Ended: December 31, 2002
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-|
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

BANYAN CORPORATION

Full Name of Registrant

Not Applicable

Former Name if Applicable

Suite 500, 1925 Century Park East

Address of Principal Executive Office (Street and Number)

Los Angeles, California 90067

City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

(1)        The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(2)        The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(3)        The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

The Company hereby requests an extension to April 15, 2002, for the filing of its Annual Report on Form 10-KSB for the year ended on December 31, 2002. The reason for the request for an extension is that the Company is continuing work on a forth quarter acquisition and this has required the ongoing resources and attention of the Company's management personnel. In light of the foregoing, the Company requires the additional time to file the Form 10-KSB for the year ended on December 31, 2002, in order to complete the required financial statements.

PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification:

Michael Gelmon                         (403) 560-7199
(Name)            (Area Code) (Telephone Number)

(2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). X Yes No

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof? Yes X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Banyan Corporation

(Name of Registrant as Specified in Charter)

has caused this to notification be signed on undersigned its behalf hereunto duly authorized.

Date April 1, 2003	By: /s/ Michael J. Gelmon

Michael J. Gelmon
Chief Executive Officer